UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 18) *

                        ELRON ELECTRONIC INDUSTRIES LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Ordinary Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   290160-10-0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Kurt Keren, Adv.
                      Discount Investment Corporation Ltd.
                        The Triangular Tower, 44th Floor
                        3 Azrieli Center, Tel Aviv 67023
                                     Israel
                               Tel: +972 3 6075888
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 30, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 23 pages

CUSIP NO. 290160-10-0            SCHEDULE 13D/A

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     PEC Israel Economic Corporation
     13-1143258
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Maine
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            360,484
Owned by           -------------------------------------------------------------
Each               9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        360,484
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     360,484
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     1.22%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


                               Page 2 of 23 pages

CUSIP NO. 290160-10-0            SCHEDULE 13D/A

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     DIC Loans Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            10,124,589
Owned by           -------------------------------------------------------------
Each               9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        10,124,589
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     10,124,589
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     34.27%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


                               Page 3 of 23 pages

CUSIP NO. 290160-10-0            SCHEDULE 13D/A

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Discount Investment Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [X]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            14,400,796
Owned by           -------------------------------------------------------------
Each               9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        14,400,796
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     14,400,796
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     48.74%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


                               Page 4 of 23 pages

CUSIP NO. 290160-10-0            SCHEDULE 13D/A

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     IDB Development Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            14,414,375*
Owned by           -------------------------------------------------------------
Each               9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        14,414,375*
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     14,414,375*
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [X]**
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     48.79%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

* Includes (i) 14,400,796 Ordinary Shares owned by DIC and (ii) 13,579 Ordinary Shares held by a subsidiary of Clal Insurance Enterprises Holdings Ltd. ("CIEH"), a subsidiary of IDB Development, for its own account. Does not include 190,179 Ordinary Shares which are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by companies controlled by CIEH (the "CIEH Shares"). See also
Item 5.

** Excludes the CIEH Shares.


                               Page 5 of 23 pages

CUSIP NO. 290160-10-0            SCHEDULE 13D/A

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     IDB Holding Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            14,414,375*
Owned by           -------------------------------------------------------------
Each               9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        14,414,375*
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     14,414,375*
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [X]**
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     48.79%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

* Includes (i) 14,400,796 Ordinary Shares owned by DIC and (ii) 13,579 Ordinary Shares held by a subsidiary of CIEH for its own account. Does not include the CIEH Shares. See also Item 5.

** Excludes the CIEH Shares.


                               Page 6 of 23 pages

CUSIP NO. 290160-10-0            SCHEDULE 13D/A

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Nochi Dankner
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            14,414,375*
Owned by           -------------------------------------------------------------
Each               9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        14,414,375*
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     14,414,375*
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [X]**
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     48.79%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

* Includes (i) 14,400,796 Ordinary Shares owned by DIC and (ii) 13,579 Ordinary Shares held by a subsidiary of CIEH for its own account. Does not include the CIEH Shares. See also Item 5.

** Excludes the CIEH Shares.


                               Page 7 of 23 pages

CUSIP NO. 290160-10-0            SCHEDULE 13D/A

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Shelly Bergman
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            14,414,375*
Owned by           -------------------------------------------------------------
Each               9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        14,414,375*
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     14,414,375*
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [X]**
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     48.79%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

* Includes (i) 14,400,796 Ordinary Shares owned by DIC and (ii) 13,579 Ordinary Shares held by a subsidiary of CIEH for its own account. Does not include the CIEH Shares. See also Item 5.

** Excludes the CIEH Shares.


                               Page 8 of 23 pages

CUSIP NO. 290160-10-0            SCHEDULE 13D/A

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Ruth Manor
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            14,414,375*
Owned by           -------------------------------------------------------------
Each               9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        14,414,375*
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     14,414,375*
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [X]**
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     48.79%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

* Includes (i) 14,400,796 Ordinary Shares owned by DIC and (ii) 13,579 Ordinary Shares held by a subsidiary of CIEH for its own account. Does not include the CIEH Shares. See also Item 5.

** Excludes the CIEH Shares.


                               Page 9 of 23 pages

CUSIP NO. 290160-10-0            SCHEDULE 13D/A

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Avraham Livnat
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            14,414,375*
Owned by           -------------------------------------------------------------
Each               9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        14,414,375*
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     14,414,375*
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [X]**
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     48.79%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

* Includes (i) 14,400,796 Ordinary Shares owned by DIC and (ii) 13,579 Ordinary Shares held by a subsidiary of CIEH for its own account. Does not include the CIEH Shares. See also Item 5.

** Excludes the CIEH Shares.


                              Page 10 of 23 pages

This Amendment No. 18 on Schedule 13D/A (the "Amendment") amends and supplements, to the extent specified herein, the Statement on Schedule 13D, as amended, previously filed with the Securities and Exchange Commission by the Reporting Persons with respect to the ordinary shares, par value New Israeli Shekel 0.003 per share, of Elron Electronic Industries Ltd. (the "Statement"). Capitalized terms used in this Amendment without being defined herein have the meanings given to them in the Statement.

The Amendment is filed by the Reporting Persons in connection with changes in their ownership of the Ordinary Shares as a result of the purchase of Ordinary Shares by DIC pursuant to its Offer to Purchase set forth in the Tender Offer Statement on Schedule TO filed by DIC with the Securities and Exchange Commission on October 25, 2006, as amended (the "Tender Offer").

The following amends and supplements Items 2, 3, 4, 5 and 7 of the Statement.

Item 2.   IDENTITY AND BACKGROUND

     (a), (b) and (c): The Reporting Persons.

As of November 30, 2006:

     IDB Development owned approximately 74.8% of the outstanding shares of DIC.

     IDB Holding owned approximately 72.4 % of the outstanding shares of IDB Development.

     Nochi Dankner (together with a private company controlled by him) and Shelly Bergman owned approximately 56.7% and 12.8% respectively of the outstanding shares of, and control, Ganden Holdings. Other than Shelly Bergman, only one of Ganden Holdings' other shareholders, owning approximately 1.7% of Ganden Holdings' outstanding shares, has a tag along right granted to it by Nochi Dankner to participate in certain sales of Ganden Holdings' shares by Nochi Dankner, and such shareholder agreed to vote all its shares of Ganden Holdings in accordance with Nochi Dankner's instructions.

     In addition to approximately 31.02% of the outstanding shares of IDB Holding owned by Ganden, which is controlled by Nochi Dankner and Shelly Bergman through Ganden Holdings - Ganden owned approximately 6.7% of the outstanding shares of IDB Holding; Ganden Holdings itself owned directly approximately 11.7% of the outstanding shares of IDB Holding; and a private Israeli corporation which is wholly owned by Shelly Bergman owned approximately 7.23% of the outstanding shares of IDB Holding. These additional shares of IDB Holding are not subject to the Shareholders Agreement. Substantially all of these additional shares of IDB Holding owned directly by Ganden, by Ganden Holdings and by Shelly Bergman's wholly owned corporation as set forth above were acquired with borrowed funds and are subject to the rights of each respective shareholder's lending institution in the event of default.

The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) PEC, (ii) DIC Loans,
(iii) DIC, (iv) IDB Development and (v) IDB Holding are set forth in Schedules A, B, C, D and E attached hereto, respectively, and incorporated herein by reference. These Schedules replace Schedules A, B, C, D and E previously attached to the Statement.

     (d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D and E to this Amendment, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors, except as set forth in Amendment No. 17 of the Statement.

     (e) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D and E to this Amendment, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     DIC purchased 352,183 Ordinary Shares for a total purchase price of $4,226,196 in cash, using its own funds to pay such total purchase price. These Ordinary Shares were purchased pursuant to the Tender Offer.


                              Page 11 of 23 pages

Item 4.   PURPOSE OF TRANSACTION

     The Ordinary Shares acquired by DIC pursuant to the Tender Offer were purchased for investment purposes.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

     As of November 30, 2006:

PEC beneficially owned 360,484 Ordinary Shares, or approximately 1.22% of the outstanding Ordinary Shares. PEC shares the power to vote and dispose of these Ordinary Shares.

DIC Loans beneficially owned 10,124,589 Ordinary Shares, or approximately 34.27% of the outstanding Ordinary Shares. DIC Loans shares the power to vote and dispose of these Ordinary Shares.

DIC owned directly 3,915,723 Ordinary Shares, or approximately 13.25% of the outstanding Ordinary Shares. DIC shares the power to vote and dispose of these Ordinary Shares and may be deemed to be the beneficial owner of, and to share to power to vote and dispose of, the 360,484 Ordinary Shares owned by PEC and the 10,124,589 Ordinary Shares owned by DIC Loans, or a total of 14,400,796 Ordinary Shares, constituting approximately 48.74% of the outstanding Ordinary Shares.

IDB Development may be deemed to be the beneficial owner, and to share the power to vote and dispose, of the 14,400,796 Ordinary Shares owned by DIC, and 13,579 Ordinary Shares held by a subsidiary of CIEH for its own account, or a total of 14,414,375 Ordinary Shares, constituting approximately 48.79% of the outstanding Ordinary Shares.

IDB Holding and the Reporting Persons who are natural persons may each be deemed to be the beneficial owner of, and to share the power to vote and dispose of, an aggregate of 14,414,375 Ordinary Shares beneficially owned by PEC, DIC Loans, DIC and IDB Development, constituting approximately 48.79% of the outstanding Ordinary Shares.

Elron advised the Reporting Persons that as of November 30, 2006 there were 29,544,955 Ordinary Shares outstanding, and the percentages of outstanding Ordinary Share set forth above are based on this number.

     On November 30, 2006 DIC purchase 352,183 Ordinary Shares at a price of $12 per share pursuant to the Tender Offer.

     Except as set forth above, none of the Reporting Persons purchased or sold any Ordinary Shares during the last 60 days preceding November 30, 2006.

     Information provided to the Reporting Persons indicates that the executive officers and directors of IDB Holding, IDB Development, DIC, PEC and DIC Loans owned as of November 30, 2006 an aggregate of 39,126 Ordinary Shares (including 38,720 Ordinary Shares that may be acquired pursuant to options which are exercisable within 60 days from November 30, 2006 to purchase such shares from Elron). According to the information provided to the Reporting Persons, none of such executive officers and directors purchased or sold any Ordinary Shares during the last 60 days preceding November 30, 2006.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS

Schedules      Name, citizenship, residence or business address and present
A, B, C, D  -  principal occupation of the directors and executive officers of
and E          (i) PEC, (ii) DIC Loans, (iii) DIC, (iv) IDB Development and (v)
               IDB Holding.

Exhibit 1   -  Letter Agreement dated June 19, 2006 between PEC and DIC authorizing DIC to file this Statement on Schedule 13D and any amendments hereto on behalf of PEC.

Exhibit 2   -  Letter Agreement dated June 19, 2006 between DIC Loans and DIC authorizing DIC to file this Statement on Schedule 13D and any amendments hereto on behalf of DIC Loans.

Exhibit 3   -  Letter Agreement dated June 19, 2006 between IDB Development and
               DIC authorizing DIC to file this Statement on Schedule 13D and any amendments hereto on behalf of IDB Development.

Exhibit 4   -  Letter Agreement dated June 19, 2006 between IDB Holding and DIC authorizing DIC to file this Statement on Schedule 13D and any amendments hereto on behalf of IDB Holding.


                              Page 12 of 23 pages

Exhibit 5   -  Letter Agreement dated June 19, 2006 between Nochi Dankner and
               DIC authorizing DIC to file this Statement on Schedule 13D and any amendments hereto on behalf of Nochi Dankner.

Exhibit 6   -  Letter Agreement dated June 19, 2006 between Shelly Bergman and
               DIC authorizing DIC to file this Statement on Schedule 13D and any amendments hereto on behalf of Shelly Bergman.

Exhibit 7   -  Letter Agreement dated June 19, 2006 between Ruth Manor and DIC authorizing DIC to file this Statement on Schedule 13D and any amendments hereto on behalf of Ruth Manor.

Exhibit 8   -  Letter Agreement dated June 19, 2006 between Avraham Livnat and
               DIC authorizing DIC to file this Statement on Schedule 13D and any amendments hereto on behalf of Avraham Livnat.

SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 18 is true, complete and correct.

Date: December 10, 2006

                    PEC ISRAEL ECONOMIC CORPORATION
                    DIC LOANS LTD.
                    DISCOUNT INVESTMENT CORPORATION LTD.
                    IDB DEVELOPMENT CORPORATION LTD.
                    IDB HOLDING CORPORATION LTD.
                    NOCHI DANKNER
                    SHELLY BERGMAN
                    RUTH MANOR
                    AVRAHAM LIVNAT

                    BY:      DISCOUNT INVESTMENT CORPORATION LTD.

                                        (signed)
                    BY:      ______________________________
                    Michel Dahan and Kurt Keren, authorized signatories of Discount Investment Corporation Ltd., for itself and on behalf of PEC Israel Economic Corporation, DIC Loans Ltd., IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, pursuant to agreements annexed to this Amendment No. 18 of the Statement as Exhibits 1 through 8.


                              Page 13 of 23 pages

                                                                      Schedule A

                        Directors and Executive Officers
                                       o f
                         PEC ISRAEL ECONOMIC CORPORATION
                            (as of November 30, 2006)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                  Position              Current Principal Occupation
Oren Lieder                                     President & Director  Senior Vice President and Chief Financial  Officer
3 Azrieli Center, The Triangular Tower 44th                           of DIC.
floor, Tel-Aviv 67023, Israel

Raanan Cohen                                    Director              Vice President of DIC.
3 Azrieli Center, The Triangular Tower 44th
floor, Tel-Aviv 67023, Israel

Michel Dahan                                    Director & Treasurer  Vice President and Comptroller of DIC.
3 Azrieli Center, The Triangular Tower 44th
floor, Tel-Aviv 67023, Israel

     ======================================================================

                                                                      Schedule B

                        Directors and Executive Officers
                                       o f
                                 DIC LOANS LTD.
                            (as of November 30, 2006)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                  Position              Current Principal Occupation
Oren Lieder                                     Director & Chief      Senior Vice President and Chief Financial  Officer
3 Azrieli Center, The Triangular Tower 44th     Financial Officer     of DIC.
floor, Tel-Aviv 67023, Israel

Raanan Cohen                                    Director              Vice President of DIC.
3 Azrieli Center, The Triangular Tower 44th
floor, Tel-Aviv 67023, Israel

Michel Dahan                                    Director &            Vice President and Comptroller of DIC.
3 Azrieli Center, The Triangular Tower 44th     Comptroller
floor, Tel-Aviv 67023, Israel

     ======================================================================


                              Page 14 of 23 pages

                                                                      Schedule C

                        Directors and Executive Officers
                                       o f
                      DISCOUNT INVESTMENT CORPORATION LTD.
                            (as of November 30, 2006)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                  Position              Current Principal Occupation
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower,         Board of Directors    Holding; Chairman of IDB Development, DIC and
44th floor, Tel-Aviv 67023, Israel                                    Clal Industries and Investments Ltd.; Director of
                                                                      companies.

Zehava Dankner                                  Director              Member of the executive committee of the
64 Pinkas Street, Tel Aviv 62157, Israel                              Beautiful Israel Council.

Zvi Livnat                                      Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Avi Fischer                                     Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Director of UKI Investments.
17 High field Gardens, London W11 9HD, United
Kingdom

Shaul Ben-Zeev                                  Director              Chief Executive Officer of Avraham Livnat Ltd.
Taavura Junction, Ramle 72102, Israel

Eliahu Cohen                                    Director              Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Gideon Lahav                                    Director              Director of companies.
124 Ehad Ha-Am Street, Tel-Aviv 65208, Israel

Moshe Arad                                      External Director     Director of companies.
14 Shay Agnon Street, Jerusalem 92586, Israel

Gideon Dover                                    External Director     Chief Executive Officer and director of Dover
11 Hamaalot Street, Herzlia B 46583, Israel                           Medical and Scientific Equipment Ltd.


                              Page 15 of 23 pages

Isaac Manor (*)                                 Director              Chairman of companies in the motor vehicle sector
26 Hagderot Street, Savion 56526, Israel                              of the David Lubinski Ltd. group.

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.

Adiel Rosenfeld                                 Director              Representative in Israel of the Aktiva group.
42 Ha'Alon Street, Timrat 23840, Israel

Ami Erel (1)                                    President and Chief   President and Chief Executive Officer of DIC.
3 Azrieli Center, The Triangular Tower, 44th    Executive Officer
floor, Tel-Aviv 67023, Israel

Oren Lieder                                     Senior Vice           Senior Vice President and Chief Financial Officer
3 Azrieli Center, The Triangular Tower, 44th    President and Chief   of DIC.
floor, Tel-Aviv 67023, Israel                   Financial Officer

Raanan Cohen                                    Vice President        Vice President of DIC; Chief Executive Officer of
3 Azrieli Center, The Triangular Tower, 44th                          Koor Industries Ltd.
floor, Tel-Aviv 67023, Israel

Ari Bronshtein                                  Vice President        Vice President of DIC.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Michel Dahan                                    Vice President and    Vice President and Comptroller of DIC.
3 Azrieli Center, The Triangular Tower, 44th    Comptroller
floor, Tel-Aviv 67023, Israel

     (*) Dual citizen of Israel and France.

     (1) As of November 30, 2006 Mr. Erel owned options that are exercisable within 60 days of such date to purchase from Elron up to 38,720 Ordinary Shares at an exercise price ranging between $5.437 and $10.01 per share

     ======================================================================

                                                                      Schedule D

                        Directors and Executive Officers
                                       of
                        IDB DEVELOPMENT CORPORATION LTD.
                            (as of November 30, 2006)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                  Position              Current Principal Occupation
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and Clal
floor, Tel-Aviv 67023, Israel                                         Industries and Investments Ltd.; Director of
                                                                      companies.

Zehava Dankner                                  Director              Member of the executive committee of the Beautiful
64 Pinkas Street, Tel Aviv 62157, Israel                              Israel Council.


                              Page 16 of 23 pages

Avi Fischer                                     Deputy Chairman       Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    the Board of          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   Directors             Officer of Clal Industries and Investments Ltd.

Zvi Livnat                                      Deputy Chairman       Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    the Board of          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   Directors             Officer of Clal Industries and Investments Ltd.

Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Director of UKI Investments.
17 High field Gardens, London W11 9HD, United
Kingdom

Shay Livnat                                     Director              President of Zoe Holdings Ltd.
26 Shalva Street,
Herzlia Pituach 46705, Israel

Eliahu Cohen                                    Director and Chief    Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower 44th     Executive Officer
floor, Tel-Aviv 67023, Israel

Isaac Manor (*)                                 Director              Chairman of companies in the motor vehicle sector
26 Hagderot Street, Savion 56526, Israel                              of the David Lubinski Ltd. group.

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.

Abraham Ben Joseph                              Director              Director of companies.
87 Haim Levanon Street,
Tel-Aviv 69345, Israel

Amos Malka                                      External Director     Chairman of Albar Mimunit Services Ltd.
18 Nahal Soreq Street, Modi'in 71700, Israel

Rami (Avraham) Mardor                           External Director     Director of companies.
33 Haoranim Street,
Kfar Shmariyahu 46910, Israel

Irit Izakson                                    Director              Director of companies.
15 Great Matityahou Cohen Street, Tel-Aviv
62268, Israel

Lior Hannes (1)                                 Senior Executive      Senior Executive Vice President of IDB
3 Azrieli Center, The Triangular Tower, 44th    Vice  President       Development; Chairman of Clal Tourism Ltd.
floor, Tel-Aviv 67023, Israel

Dr. Eyal Solganik                               Executive Vice        Executive Vice President and Chief Financial
3 Azrieli Center, The Triangular Tower, 44th    President and Chief   Officer of IDB Development; Chief Financial
floor, Tel-Aviv 67023, Israel                   Financial Officer     Officer of IDB Holding.

Ari Raved                                       Vice President        Vice President of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel


                              Page 17 of 23 pages

Haim Gavrieli                                   Vice President        Vice President of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Haim Tabouch                                    Vice President and    Vice President and Comptroller of IDB Development;
3 Azrieli Center, The Triangular Tower, 44th    Comptroller           Comptroller of IDB Holding.
floor, Tel-Aviv 67023, Israel

Ruti Sapan                                      Vice President,       Vice President, Management Resources of IDB
3 Azrieli Center, The Triangular Tower, 44th    Management Resources  Development.
floor, Tel-Aviv 67023, Israel

     (*) Dual citizen of Israel and France.

     (1) As of November 30, 2006 Mr. Hannes owned 406 Ordinary Shares.

     ======================================================================

                                                                      Schedule E

                        Directors and Executive Officers
                                       of
                          IDB HOLDING CORPORATION LTD.
                            (as of November 30, 2006)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                  Position              Current Principal Occupation
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and
floor, Tel-Aviv 67023, Israel                   and Chief Executive   Clal Industries and Investments Ltd.; Director of
                                                Officer               companies.

Isaac Manor (*)                                 Deputy Chairman of    Chairman of companies in the motor vehicle sector
26 Hagderot Street, Savion 56526, Israel        the Board of          of the David Lubinski Ltd. group.
                                                Directors

Arie Mientkavich                                Vice Chairman of      Deputy Chairman of Gazit-Globe Ltd.; Chairman of
14 Betzalel Street,                             the Board of          Gazit-Globe Israel (Development) Ltd.
Jerusalem 94591, Israel                         Directors

Zehava Dankner                                  Director              Member of the executive committee of the
64 Pinkas Street, Tel Aviv 62157, Israel                              Beautiful Israel Council.

Lior Hannes (1)                                 Director              Senior Executive Vice President of IDB
3 Azrieli Center, The Triangular Tower, 44th                          Development; Chairman of Clal Tourism Ltd.
floor, Tel-Aviv 67023, Israel

Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Director of UKI Investments.
17 High field Gardens, London W11 9HD, United
Kingdom


                              Page 18 of 23 pages

Shaul Ben-Zeev                                  Director              Chief Executive Officer of Avraham Livnat Ltd.
Taavura Junction, Ramle 72102, Israel

Eliahu Cohen                                    Director              Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.

Meir Rosenne                                    Director              Attorney.
8 Oppenheimer Street, Ramat Aviv,
Tel Aviv 69395, Israel

Shmuel Lachman                                  External Director     Information technology consultant
9A Khilat Jatomir Street,
Tel Aviv 69405, Israel

Zvi Dvoresky                                    External Director     Chief Executive Officer of Beit Kranot Trust Ltd.
12 Harofeh Street, Ahuza, Haifa 34366, Israel

Zvi Livnat                                      Director and          Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    Executive Vice        Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   President             Officer of Clal Industries and Investments Ltd.

Avi Fischer                                     Executive Vice        Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    President             Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Dr. Eyal Solganik                               Chief Financial       Chief Financial Officer of IDB Holding; Executive
3 Azrieli Center, The Triangular Tower, 44th    Officer               Vice President and Chief Financial Officer of IDB
floor, Tel-Aviv 67023, Israel                                         Development.

Haim Tabouch                                    Comptroller           Comptroller of IDB Holding; Vice President and
3 Azrieli Center, The Triangular Tower, 44th                          Comptroller of IDB Development.
floor, Tel-Aviv 67023, Israel

     (*) Dual citizen of Israel and France.

     (1) As of November 30, 2006 Mr. Hannes owned 406 Ordinary Shares.

     ======================================================================


                              Page 19 of 23 pages

                                                                       Exhibit 1

June 19, 2006

Discount Investment Corporation Ltd.
The Triangular Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Discount Investment Corporation Ltd. ("DIC") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of Elron Electronic Industries Ltd. purchased, owned or sold from time to time by the undersigned.

DIC is hereby authorized to file a copy of this letter as an exhibit to said
Schedule 13D or Schedule 13G or any amendments thereto.

                                                        Very truly yours,

                                                            (signed)
                                                 PEC Israel Economic Corporation

A g r e e d:

         (signed)
Discount Investment Corporation Ltd.

     ======================================================================

                                                                       Exhibit 2

June 19, 2006

Discount Investment Corporation Ltd.
The Triangular Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Discount Investment Corporation Ltd. ("DIC") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of Elron Electronic Industries Ltd. purchased, owned or sold from time to time by the undersigned.

DIC is hereby authorized to file a copy of this letter as an exhibit to said
Schedule 13D or Schedule 13G or any amendments thereto.

                                                               Very truly yours,

                                                                   (signed)
                                                                DIC Loans Ltd.

A g r e e d:

         (signed)
Discount Investment Corporation Ltd.

     ======================================================================


                              Page 20 of 23 pages

                                                                       Exhibit 3

June 19, 2006

Discount Investment Corporation Ltd.
The Triangular Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Discount Investment Corporation Ltd. ("DIC") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of Elron Electronic Industries Ltd. purchased, owned or sold from time to time by the undersigned.

DIC is hereby authorized to file a copy of this letter as an exhibit to said
Schedule 13D or Schedule 13G or any amendments thereto.

                                                       Very truly yours,

                                                            (signed)
                                                IDB Development Corporation Ltd.

A g r e e d:

         (signed)
Discount Investment Corporation Ltd.

     ======================================================================

                                                                       Exhibit 4

June 19, 2006

Discount Investment Corporation Ltd.
The Triangular Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Discount Investment Corporation Ltd. ("DIC") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of Elron Electronic Industries Ltd. purchased, owned or sold from time to time by the undersigned.

DIC is hereby authorized to file a copy of this letter as an exhibit to said
Schedule 13D or Schedule 13G or any amendments thereto.

                                                          Very truly yours,

                                                             (signed)
                                                    IDB Holding Corporation Ltd.

A g r e e d:

         (signed)
Discount Investment Corporation Ltd.

     ======================================================================


                              Page 21 of 23 pages

                                                                       Exhibit 5

June 19, 2006

Discount Investment Corporation Ltd.
The Triangular Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Discount Investment Corporation Ltd. ("DIC") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of Elron Electronic Industries Ltd. purchased, owned or sold from time to time by the undersigned.

DIC is hereby authorized to file a copy of this letter as an exhibit to said
Schedule 13D or Schedule 13G or any amendments thereto.

                                                               Very truly yours,

                                                                  (signed)
                                                                Nochi Dankner

A g r e e d:

         (signed)
Discount Investment Corporation Ltd.

     ======================================================================

                                                                       Exhibit 6

June 19, 2006

Discount Investment Corporation Ltd.
The Triangular Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Discount Investment Corporation Ltd. ("DIC") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of Elron Electronic Industries Ltd. purchased, owned or sold from time to time by the undersigned.

DIC is hereby authorized to file a copy of this letter as an exhibit to said
Schedule 13D or Schedule 13G or any amendments thereto.

                                                               Very truly yours,

                                                                   (signed)
                                                                Shelly Bergman

A g r e e d:

         (signed)
Discount Investment Corporation Ltd.

     ======================================================================


                              Page 22 of 23 pages

                                                                       Exhibit 7

June 19, 2006

Discount Investment Corporation Ltd.
The Triangular Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Discount Investment Corporation Ltd. ("DIC") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of Elron Electronic Industries Ltd. purchased, owned or sold from time to time by the undersigned.

DIC is hereby authorized to file a copy of this letter as an exhibit to said
Schedule 13D or Schedule 13G or any amendments thereto.

                                                               Very truly yours,

                                                                   (signed)
                                                                  Ruth Manor

A g r e e d:

         (signed)
Discount Investment Corporation Ltd.

     ======================================================================

                                                                       Exhibit 8

June 19, 2006

Discount Investment Corporation Ltd.
The Triangular Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Discount Investment Corporation Ltd. ("DIC") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of Elron Electronic Industries Ltd. purchased, owned or sold from time to time by the undersigned.

DIC is hereby authorized to file a copy of this letter as an exhibit to said
Schedule 13D or Schedule 13G or any amendments thereto.

                                                               Very truly yours,

                                                                   (signed)
                                                                Avraham Livnat

A g r e e d:

         (signed)
Discount Investment Corporation Ltd.

     ======================================================================


                              Page 23 of 23 pages